Exhibit 99.1

-    MOGU Announces Third Quarter Fiscal Year 2021 Unaudited Financial Results

-    GMV from Live Video Broadcast (“LVB”) for the Third Quarter Accounted for 80.3% of total GMV

HANGZHOU, China, February 25, 2021 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the third quarter of fiscal year 2021 ended December 31, 2020.

“Our KOLs on MOGU Live are increasingly important as they continuously provide differentiated shopping experience,” said Chen Qi, Chairman and Chief Executive Officer of MOGU. “Looking forward, we aim to further amplify our KOLs’ fashion influence. We are confident that we can leverage their supply chain and fashion curation capabilities to serve wider audience from offline and overseas.”

“MOGU Live is our key growth driver and it has delivered 20.9% growth year over year. MOGU live is now accounted for 80.3% of our total GMV.” added Mr. Raymond Huang, Chief Strategy Officer. “Our Net loss has been narrowed to RMB 36.7 million, and on non-GAAP basis, we have achieved positive Adjusted EBITDA to RMB 1.2 million this quarter, reflecting strong operating efficiency and disciplined approach in our capital allocation.”.

Third Quarter Fiscal Year 2021 Highlights

•

Live Video Broadcast business continued to grow stronger with associated GMV for the third quarter of fiscal year 2021 increasing by 20.9% year-over-year to RMB4,051 million (US$620.8 million). LVB associated GMV for the third quarter of fiscal year 2021 accounted for 80.3% of total GMV. Active buyers of the LVB[1] in the twelve-month period ended December 31, 2020 grew by 9.4% year-over-year to 3.5 million.

•

Gross Merchandise Value (GMV2) for the third quarter of fiscal year 2021 was RMB5,046 million (US$773.3 million3), a decrease of 19.9% year-over-year. GMV for the twelve-month period ended December 31, 2020 was RMB13,698 million (US$2,099.3 million), a decrease of 25.1% year-over-year.

[1]

“Active buyers of the LVB” refers to registered user accounts that placed one or more orders in one of the LVB channels on our platform, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on our platform and placed orders on our platform through those different registered user accounts, the number of active buyers would, under this methodology, be counted as the number of the registered user accounts that such buyer used to place the orders;

[2]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[3]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020, which was RMB6.5250 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

1 / 9

Third quarter Fiscal Year 2021 Financial Results

Total revenues decreased by 45.6% to RMB146.5 million (US$22.5 million) from RMB269.5 million during the same quarter of fiscal year 2020.

•

Commission revenues decreased by 29.8% to RMB99.2 million (US$15.2 million) from RMB141.2 million in the same period of fiscal year 2020, primarily due to the restructuring of the Company’s business towards a LVB-focused model.

•

Marketing services revenues decreased by 75.9% to RMB17.4 million (US$2.7 million) from RMB72.5 million in the same period of fiscal year 2020. The decrease was primarily due to the restructuring of the Company’s business towards a LVB-focused model.

•	Other revenues decreased by 46.4% to RMB29.9 million (US$4.6 million) from RMB55.9 million in the same period of fiscal year 2020, primarily due to a decrease in online direct sales.

Cost of revenues decreased by 48.3% to RMB51.0 million (US$7.8 million) from RMB98.6 million in the same period of fiscal year 2020, which was primarily due to a decrease in the costs associated with decreased online direct sales and IT related expenses.

Sales and marketing expenses decreased by 63.4% to RMB76.5 million (US$11.7million) from RMB209.3 million in the same period of fiscal year 2020, primarily due to optimized spending on branding and user acquisition activities.

Research and development expenses decreased by 14.5% to RMB27.2 million (US$4.2 million) from RMB31.9 million in the same period of fiscal year 2020, primarily due to a decrease of share-based compensation expenses.

General and administrative expenses decreased by 32.4% to RMB29.1 million (US$4.5 million) from RMB43.0 million in the same period of fiscal year 2020, primarily due to a decrease of share-based compensation expenses.

Amortization of intangible assets increased by 10.3% to RMB113.5 million (US$17.4 million) from RMB102.9 million in the same period of fiscal year 2020.

Loss from operations was RMB123.2 million (US$18.9 million), compared to loss from operations of RMB1,594.9 million in the same period of fiscal year 2020, primarily attributable to a goodwill impairment incurred in the third quarter of fiscal year 2020.

Net gain from investments was RMB 91.2 million (US$ 14.0 million), compared to loss from investment, of RMB33.9 million in the same period of fiscal year 2020, primarily due to one of the Company’s investee repurchased a majority portion of the Company’s investment in it in October 2020.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB36.7 million (US$5.6 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB1,634.6 million in the same period of fiscal year 2020.

2 / 9

Adjusted EBITDA4 was RMB1.2 million (US$0.2 million), compared to negative RMB86.7 million in the same period of fiscal year 2020.

Adjusted net loss5 was RMB8.9 million (US$1.4 million), compared to adjusted net loss of RMB95.6 million in the same period of fiscal year 2020.

Basic and diluted loss per ADS were RMB 0.36 (US$ 0.05) and RMB 0.36 (US$ 0.05), respectively, compared with RMB14.97 and RMB14.97, respectively, in the same period of fiscal year 2020. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB820.1 million (US$125.7 million) as of December 31, 2020, compared with RMB1,095.4 million as of March 31, 2020.

Conference Call

MOGU’s management will host an earnings conference call at 6:30 AM U.S. Eastern Time on Thursday, February 25, 2021 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 4, 2021.

[4]

Adjusted EBITDA represents net loss before (i) interest income, loss/(gain) from investments, net, income tax expenses, share of results of equity investee and goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

[5]

Adjusted net loss represents net loss excluding (i) loss/(gain) from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

3 / 9

Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	1353957

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss) as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss/(gain) from investments, net, income tax expenses, share of results of equity investee, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding loss/(gain) from investments, net, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment gain/(loss), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 / 9

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Raymond Huang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

5 / 9

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

6 / 9

MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of December 31,
	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	856,567	659,326	101,046
Restricted cash	807	807	124
Short-term investments	238,000	160,000	24,521
Inventories, net	2,926	1,068	164
Loan receivables, net	113,111	140,262	21,496
Prepayments and other current assets	99,108	98,821	15,145
Amounts due from related parties	57	157	24

Total current assets	1,310,576	1,060,441	162,520

Non-current assets:
Property, equipment and software, net	14,109	10,781	1,652
Intangible assets, net	813,011	506,050	77,556
Goodwill	186,504	186,504	28,583
Investments	102,373	62,211	9,534
Other non-current assets	14,183	163,111	24,998

Total non-current assets	1,130,180	928,657	142,323

Total assets	2,440,756	1,989,098	304,843

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,080	32,703	5,012
Salaries and welfare payable	6,032	22,736	3,484
Advances from customers	103	62	10
Taxes payable	6,342	14,430	2,211
Amounts due to related parties	12,018	6,714	1,029
Accruals and other current liabilities	393,536	336,684	51,599

Total current liabilities	435,111	413,329	63,345

Non-current liabilities:
Deferred tax liabilities	21,529	18,026	2,763
Other non-current liabilities	3,644	2,441	374

Total non-current liabilities	25,173	20,467	3,137

Total liabilities	460,284	433,796	66,482

Shareholders’ equity
Ordinary shares	180	181	27
Treasury stock	(6,566)	(117,296)	(17,976)
Statutory reserves	2,630	2,630	403
Additional paid-in capital	9,431,740	9,452,008	1,448,584
Accumulated other comprehensive income	201,796	86,429	13,246
Accumulated deficit	(7,649,308)	(7,868,650)	(1,205,923)

Total MOGU Inc. shareholders’ equity	1,980,472	1,555,302	238,361

Total shareholders’ equity	1,980,472	1,555,302	238,361

Total liabilities and shareholders’ equity	2,440,756	1,989,098	304,843

7 / 9

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	141,231	99,179	15,200	371,928	253,389	38,834
Marketing services revenues	72,459	17,431	2,671	224,833	59,400	9,103
Other revenues	55,850	29,935	4,588	119,564	78,739	12,067
Total revenues	269,540	146,545	22,459	716,325	391,528	60,004

Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(98,591)	(50,959)	(7,810)	(235,167)	(145,244)	(22,260)
Sales and marketing expenses	(209,274)	(76,543)	(11,731)	(534,993)	(186,385)	(28,565)
Research and development expenses	(31,884)	(27,245)	(4,175)	(138,324)	(83,897)	(12,858)
General and administrative expenses	(43,000)	(29,089)	(4,458)	(116,698)	(77,337)	(11,852)
Amortization of intangible assets	(102,898)	(113,469)	(17,390)	(244,182)	(259,697)	(39,800)
Goodwill impairment	(1,382,149)	—	—	(1,382,149)	—	—
Other income, net	3,372	27,530	4,219	11,404	42,380	6,495
Loss from operations	(1,594,884)	(123,230)	(18,886)	(1,923,784)	(318,652)	(48,836)
Interest income	7,430	4,789	734	23,218	15,213	2,331
(Loss)/Gain from investments, net	(33,918)	91,184	13,975	(66,550)	91,184	13,975
Loss before income tax and share of results of equity investees	(1,621,372)	(27,257)	(4,177)	(1,967,116)	(212,255)	(32,530)
Income tax expenses	(769)	(9,437)	(1,446)	(528)	(7,087)	(1,086)
Share of results of equity investee	(12,497)	—	—	(114,104)	—	—
Net loss	(1,634,638)	(36,694)	(5,623)	(2,081,748)	(219,342)	(33,616)

Net loss attributable to MOGU Inc.	(1,634,638)	(36,694)	(5,623)	(2,081,748)	(219,342)	(33,616)
Net loss attributable to MOGU Inc’s ordinary shareholders	(1,634,638)	(36,694)	(5,623)	(2,081,748)	(219,342)	(33,616)
Net loss	(1,634,638)	(36,694)	(5,623)	(2,081,748)	(219,342)	(33,616)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	(16,326)	(38,914)	(5,964)	86,811	(78,073)	(11,965)
Share of other comprehensive income /(loss) of equity method investee	123	—	—	(145)	—	—
Unrealized securities holding losses, net of tax	—	(34,603)	(5,303)	(6,759)	(37,294)	(5,716)
Total comprehensive loss	(1,650,841)	(110,211)	(16,890)	(2,001,841)	(334,709)	(51,297)
Total comprehensive loss attributable to MOGU Inc.	(1,650,841)	(110,211)	(16,890)	(2,001,841)	(334,709)	(51,297)
Net loss attributable to MOGU Inc’s ordinary shareholders	(1,634,638)	(36,694)	(5,623)	(2,081,748)	(219,342)	(33,616)
Net loss per share attributable to ordinary shareholders
Basic	(0.60)	(0.01)	(0.00)	(0.77)	(0.08)	(0.01)
Diluted	(0.60)	(0.01)	(0.00)	(0.77)	(0.08)	(0.01)

Net loss per ADS
Basic	(14.97)	(0.36)	(0.05)	(19.18)	(2.06)	(0.32)
Diluted	(14.97)	(0.36)	(0.05)	(19.18)	(2.06)	(0.32)

Weighted average number of shares used in computing net loss per share
Basic	2,729,385,471	2,557,169,038	2,557,169,038	2,713,973,736	2,659,049,836	2,659,049,836
Diluted	2,729,385,471	2,557,169,038	2,557,169,038	2,713,973,736	2,659,049,836	2,659,049,836

Share-based compensation expenses included in:
Cost of revenues	1,983	659	101	458	1,908	292
General and administrative expenses	12,360	3,290	504	33,811	10,828	1,659
Sales and marketing expenses	3,287	1,420	218	8,558	4,041	619
Research and development expenses	3,634	1,296	199	12,756	2,916	447

8 / 9

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(37,692)	12,052	1,847	(156,962)	(27,929)	(4,280)
Net cash provided by/(used in ) investing activities	12,937	94,252	14,445	(255,010)	(36,584)	(5,607)
Net cash used in financing activities	(2,049)	(7,523)	(1,153)	(27,822)	(110,154)	(16,882)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(5,934)	(11,150)	(1,709)	28,414	(22,574)	(3,460)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(32,738)	87,631	13,430	(411,380)	(197,241)	(30,229)
Cash and cash equivalents and restricted cash at beginning of period	899,074	572,502	87,740	1,277,716	857,374	131,399
Cash and cash equivalents and restricted cash at end of period	866,336	660,133	101,170	866,336	660,133	101,170

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended December 31			For the nine months ended December 31,
		2019	2020		2019	2020
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(1,634,638)	(36,694)	(5,623)	(2,081,748)	(219,342)	(33,616)

Add:	Share of result of equity investees	12,497	—	—	114,104	—	—
Add:	Loss/(gain) from investments, net	33,918	(91,184)	(13,975)	66,550	(91,184)	(13,975)
Add:	Goodwill impairment	1,382,149	—	—	1,382,149	—	—
Add:	Income tax expenses	769	9,437	1,446	528	7,087	1,086
Less:	Interest income	(7,430)	(4,789)	(734)	(23,218)	(15,213)	(2,331)

	Loss from operations	(212,735)	(123,230)	(18,886)	(541,635)	(318,652)	(48,836)

Add:	Share-based compensation expenses	21,264	6,665	1,022	55,583	19,693	3,017
Add:	Amortization of intangible assets	102,898	113,469	17,390	244,182	259,697	39,800
Add:	Depreciation of property and equipment	1,877	4,298	659	5,342	7,881	1,208

	Adjusted EBITDA	(86,696)	1,202	185	(236,528)	(31,381)	(4,811)

	Net loss	(1,634,638)	(36,694)	(5,623)	(2,081,748)	(219,342)	(33,616)

Add:	Loss/(gain) from investments, net	33,918	(91,184)	(13,975)	66,550	(91,184)	(13,975)
Add:	Share-based compensation expenses	21,264	6,665	1,022	55,583	19,693	3,017
Add:	Goodwill impairment	1,382,149	—	—	1,382,149	—	—
Add:	Amortization of intangible assets	102,898	113,469	17,390	244,182	259,697	39,800
Less:	Adjusted for tax effects	(1,161)	(1,161)	(178)	(1,548)	(3,483)	(534)

	Adjusted net loss	(95,570)	(8,905)	(1,364)	(334,832)	(34,619)	(5,308)

9 / 9